COLUMBIA SELIGMAN PREMIUM TECHNOLOGY GROWTH FUND, INC.

290 Congress Street

Boston, MA 02210

October 16, 2024

VIA EDGAR

Ms. Yoon Choo

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Seligman Premium Technology Growth Fund Inc.	Registration Statement on Form N-2 File Nos. 333-280485 and 811-22328

Dear Ms. Choo:

This letter responds to additional comments received from the staff (Staff) of the Securities and Exchange Commission on September 12, 2024 for the filing filed by and on behalf of Columbia Seligman Premium Technology Growth Fund, Inc. (the Registrant or the Fund). Comments and responses are outlined below. Where reference was made to the previous response letter dated August 26, 2024, that correspondence is referred to as the “August Letter.”

PROSPECTUS COMMENTS:

Comment 1:	On the prospectus cover and elsewhere in the prospectus, please add a reference to the Fund’s most recent semi-annual report.

Response:	The disclosure has been revised.

Comment 2:	In the section Fees and Expenses of the Fund, on the Sales Load line of the table, per Item 3.1 of Form N-2, please add the parenthetical “(as a percentage of offering price)”.

Response:	The disclosure has been revised.

Comment 3:	In the section Fees and Expenses of the Fund, in reference to Comment 11 of the August Letter, since the line “Acquired fund fees and expenses” (AFFEs) has been deleted, please delete footnote (e).

Response:	The footnote (e) disclosure is included to provide investors with additional information because the Fund has some amount of AFFEs albeit below the threshold that would trigger a separate AFFE line item within the fees and expense table. The disclosure will continue to be included in the prospectus because the Fund’s AFFE is included within the Fund’s “Other Expenses” line item within the table.

Comment 4:	Under The Fund’s Investment Strategy, please disclose the Fund’s 80% names rule policy.

Response:	The following disclosure has been added: “Under normal market conditions, the Fund invests at least 80% of its Managed Assets in a portfolio of equity securities of technology and technology-related companies that the Investment Manager believes offer attractive opportunities for capital appreciation.”

Comment 5:	Related to Comment 18 of the August Letter, please remove the reference within the Fund’s concentration policy about it being 25% of the value of its Managed Assets.

Response:	The disclosure has been revised to read, “The Fund concentrates its investments in technology and technology-related stocks.”

Comment 6:	Under The Fund’s Investment Strategy, in the fourth sentence, “technology-related companies” is extremely broad. Please revise the disclosure to clarify such companies’ relationship to technology.

Response:	The disclosure has been revised accordingly.

Comment 7:	Please consider disclosing the sectors or industries in which the Fund’s investments are concentrated. In this regard, we note that a recent N-PORT indicates that 66.7% of the Fund’s investments are in information technology stocks and within this category, 33.6% are in semiconductors and semiconductor equipment.

Response:	The following disclosure has been added to the prospectus:

The Fund tends to focus its technology and technology-related investments on companies in the information technology sector (66.6% of Fund net assets as of June 30, 2024) and the semiconductor and semiconductor equipment industry (31.9% of Fund net assets as of June 30, 2024).

Comment 8:	Under The Fund’s Investment Strategy, in the seventh sentence, please explain in the disclosure whether the notional amount of this portion of the strategy will be included for purposes of 90% limit discussed above. If not, please disclose any separate notional amount limits for this strategy.

Response:	This and corresponding disclosure in the More Information About the Fund – Investment Objective and Policies has been revised to note that the sum of the Fund’s call writing strategy is limited to the 90% notional.

Comment 9:	Under Distributions, if the Fund expects return of capital to comprise some portion of the Fund’s distribution, please consider adding the following disclosure back into the Summary section immediately before “Capital returns to stockholders through distributions will be distributed after the payment of Fund fees and expenses”: The Fund expects to receive all or some of its current income and gains from the following sources: (i) dividends received by the Fund that are paid on the equity and equity-related securities in its portfolio; and (ii) capital gains (short-term and long-term) from option premiums and the sale of portfolio securities. It is possible that the Fund’s distributions will at times exceed the earnings and profits of the Fund and therefore all or a portion of such distributions may constitute a return of capital. A return of capital is a return of a portion of an investor’s original investment. A return of capital is not taxable, but it reduces a Stockholder’s tax basis in his or her shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the Stockholder of his or her shares.

Response:	We have determined to add back the above disclosure into the Prospectus Summary.

Comment 10:	Under the section Risks, please add “Principal” before the word Risks in the title to the subsection.

Response:	The disclosure has been revised.

Comment 11:	Under the section Risks, in the first sentence “Certain risks” implies that other important risks have been omitted. Please revise to state all principal risks are summarized in this section.

Response:	The disclosure has been revised accordingly.

Comment 12:	Please consider whether semiconductor and semiconductor equipment industry risk included under More Information About the Fund is a principal risk which should be included in the summary risk disclosure.

Response:	Semiconductor and semiconductor equipment industry risk has been added to the Summary section as a principal risk of the Fund.

Comment 13:	The Fund states it may invest in the “communication services sector” as part of its principal investment strategy. Please add risk disclosure on such investments or supplementally explain why it is not appropriate to do so.

Response:	Risk disclosure has been so added.

Comment 14:	Under the section Risks, at the end of the second sentence, please remove “among others”.

Response:	The requested change has been made.

Comment 15:	The risk factors in the summary section of the prospectus do not appear to cover all the principal risks discussed in the More Information About the Fund section. We reiterate Comment 29 from the August Letter.

Response:	The disclosure has been revised accordingly.

Comment 16:	Part of the disclosure in Information Technology Sector Risk relates to sector risk more generally. Please consider whether sector risk should be a separate risk factor.

Response:	Sector risk disclosure has been added.

Comment 17:	Under Plan of Distribution of Common Shares, the last sentence of first paragraph says “As a result, the actual net proceeds received by the Fund may be less than the amount of net proceeds. Please explain how the actual net proceeds can be less than the net proceeds.

Response:	The disclosure has been revised.

Comment 18:	The Fund notes in its response to Comment 34 from the August Letter that its “policy of investing up to 20% in debt securities and 25% in foreign securities are not principal investment strategies of the Fund, and therefore need not be disclosed in the Prospectus Summary.” Please clarify in this section which are non-principal strategies of the Fund. Also add risk disclosure relating to such investments and disclose that these are not principal risks of the Fund.

In this regard, we note that investment in foreign companies is listed among the principal investment strategies in the summary section and a discussion of Foreign Securities Risk is included under Principal Risks.

Response:	The Fund has determined to include debt investments within the Fund’s Principal Investment Strategies and has disclosed the same in the Prospectus Summary, and has revised the Fund’s Principal Risks disclosures accordingly, including the Summary Principal Risks disclosures.

Comment 19:	In More Information about the Fund – Transactions in Derivatives, please delete the phrase marked below since all funds need to comply with 18f-4 and are similarly situated:

As of the date of this prospectus, the Fund is required to maintain a comprehensive derivatives risk management program.~~, which could have an adverse impact on the Fund’s performance and ability to implement its investment strategies as it has historically.~~

Response:	The requested change has been made.

Comment 20:	Per Guide 3 to Form N-2, please add a reference to state law in this sentence: “The Board has determined that the voting requirements described above, which are generally greater than the minimum requirements under the 1940 Act, are in the best interests of the Fund’s stockholders generally.” Also, please add this same paragraph to the summary section of the prospectus.

Response:	The requested change has been made.

Comment 21:	In the section Computation of Net Asset Value and the response to comment 13 in the August Letter where a sentence was added in Primary Service Providers to note how management fees are calculated with respect to derivatives, including a cross-reference to this section Computation of Net Asset Value section in this Prospectus, we note that this section does not address how derivatives are valued.

Response:	The requested disclosure has been added to the Computation of Net Asset Value section.

Comment 22:	Under the section Stock Repurchase Program, the disclosure added in response to comment 51 from the August Letter does not fully address the requirements of the fifth paragraph of Guide 2. We reiterate comment 51 from the August Letter.

Response:	We have reviewed the fifth paragraph of Guide 2, and the Fund does not currently make odd-lot tender offers and, as such, we do not believe disclosure about odd-lot tenders offers within the prospectus is warranted at present.

Comment 23:	Under Incorporation by Reference, the deletion made in the first paragraph in response to comment 63 in the August Letter was not what the Staff intended. The disclosure should address how investors should reconcile discrepancies, if any, in the information contained in the prospectus and the other documents listed in this section.

Response:	The disclosure has been revised to address the SEC’s comment/concern.

STATEMENT OF ADDITION INFORMATION (SAI) COMMENTS:

Comment 24:	In Information Regarding Risks - Regulatory Risk – U.S. Banking Law, with respect to last sentence: “If the Investment Manager and/or its affiliates is required to reduce their ownership interests in the Fund or the Fund’s Board liquidates the Fund, it may result in losses, increased transaction costs and/or adverse tax consequences for the Fund, each of which may adversely affect the value of your investment in the Fund.” Please supplementally disclose the Investment Manager’s and its affiliates ownership interest in the Fund.

Response:	The Investment Manager and its affiliates do not own shares of the Fund at September 30, 2024.

Comment 25:	For the Control Persons table, please disclose the name, address, and percentage of ownership of each person who owns of record or is known by the Registrant to own of record or beneficially five percent or more of any class of the Fund’s outstanding equity securities per Item 19.2.

Response:	Each record or beneficial owner known to the Fund will be included in the SAI.

Comment 26:	Please add a summary of the Derivative and Direct Claims of Stockholders disclosure, which was added to the SAI in response to comments 42 and 43 of the August Letter to an appropriate location in the prospectus.

Response:	Disclosure with respect to Derivative and Direct Claims of Stockholders has been added to the prospectus.

Comment 27:	Please revise the disclosure under Incorporated by Reference to explain how investors should reconcile discrepancies, if any, in the information contained in the prospectus and SAI and the other documents listed in this section.

Response:	The disclosure has been revised accordingly.

PART C COMMENT:

Comment 28:	Please provide supplemental representation that any exhibit that is incorporated by reference in the registration statement is the executed, final version rather than a form of.

Response:	The Fund confirms that every exhibit that is incorporated by reference will be the final executed copy of the agreement or document.

If you have any questions, please contact either me at (212) 850-1703 or MaryEllen McLaughlin at (617) 385-9540.

Sincerely,

Joseph D’Alessandro

Assistant Secretary

Columbia Seligman Premium Technology Growth Fund, Inc.